

QUOIN CAPITAL, LLC

Statement of Financial Condition

For the Year Ended December 31, 2022

(With the Report of Independent Registered Public Accounting Firm Thereon)

PUBLIC COPY



Table of Contents

For the Year Ended December 31, 2022

<u>CONTENTS</u>

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66980

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: QUOIN CAPITAL, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1515 MARKET STREET - SUITE 1808
(No. and Street)

PHILDELPHIA	PA	19102
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

TOMMASINA OLSON	617-489-2828	Tolson@quoincapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RW Group, LLC
(Name – if individual, state last, first, and middle name)

400 Old Forge Lane - Suite 401	Kennett Square	PA	19348
(Address)	(City)	(State)	(Zip Code)

02/23/2010	5020
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

2

OATH OR AFFIRMATION

I, FELIX IMAGBE ODIGIE _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of QUOIN CAPITAL, LLC _____, as of 12/31 _____, 2 022 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

STATE OF TEXAS
COUNTY OF HARRIS



Abril Murray
ID NUMBER
13285140-3
COMMISSION EXPIRES
January 5, 2025

Notarized online using audio-video communication

Notary Public

Signature: _____ 04/19/2023

Title: _____
CEO

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

3

Statement of Financial Condition
For the Year ended December 31, 2022

Assets

Cash and cash equivalents	$	299,401
Prepaid expenses and other assets		9,149
Total Current Assets	$	308,550
Fixed Assets		10,000
Other Assets		107,339
Total Assets	**$**	**425,889**

Liabilities and Stockholder's Equity (Deficit)

Liabilities:

Current Liabilities:		
Accounts Payable	$	15,670
Other Current Liabilities		62,388
Total Current Liabilities	$	78,058
Long-term Liabilities		38,454
Total Liabilities	**$**	**116,522**
Equity (Member Capital):		309,367
Total Liabilities and Equity	**$**	**425,889**

The accompanying notes are an integral part of these financial statements.

Notes to Financial Statements
For the Year ended December 31, 2022

1.   NATURE OF THE ORGANIZATION

        Quoin Capital, LLC, A Delaware limited liability company, established on August 24, 2004. The company is a registered broker-dealer in securities under the Securities Exchange Act of 1934 with the Financial Industry Regulatory Authority ("FINRA") and the Municipal Securities Rulemaking Boards and sells investments. Pursuant to its NASD membership agreement, which became effective November 17, 2005, the Company does not hold customer funds or securities and clears all securities transactions on a fully disclosed basis through its clearing agent.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        A. USE OF ESTIMATES

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        B. ALLOWANCE FOR DOUBTFUL ACCOUNTS

        The Company considers accounts receivable to be fully collectible; accordingly, no allowance for uncollectible accounts has been provided. If amounts become uncollectible, they will be charged to operations when that determination is made. Bad debt expense was $0 for the year ended December 31, 2022,

        C. FURNITURE AND EQUIPMENT

        Furniture and equipment are stated at cost. Expenditures for maintenance and repairs are charged against operations. Renewals and betterments that materially extend the life of assets are capitalized.

        Depreciation of furniture and equipment is provided using the straight-line method over the estimated useful lives of the assets as follows:

                Furniture   7 years
                Office and Computer Equipment 5 years

        Depreciation commences in the month following month of purchase. When properties are retired or sold, the asset values and related reserves are eliminated from the accounts and any resultant gain or loss is included in earnings.

        D. CASH, CASH EQUIVALENTS AND RESTRICTED CASH

        The Company considers all highly liquid investments with an original maturity of three (3) months or less as cash. On December 31 , 2022, the Company did not have any restricted cash.

        E. INCOME TAXES

        The Company does not pay federal or state income taxes. Instead, the members are liable for individual federal and state income taxes on their share of the Company's taxable income.

F. ACCOUNTING FOR UNCERTAINITY IN INCOME TAXES

The Management recognizes the effect of income tax positions only when they are more likely than not to be sustained. Management has determined that the partnership had no uncertain tax positions that require financial statement recognition or disclosure. The partnership is no longer subject to income tax examinations by U.S. Federal, State or local authorities for years prior to 2018, which is the standard statute of limitations look-back period.

G. REVENUE RECOGNITION

On January 1, 2018, the Company adopted the provisions of ASC 606, Revenue from Contracts with Customers, using the modified, cumulative-effect approach wherein the guidance is applied only to existing contracts as of the date of initial application and to new contracts entered into thereafter. The new standard outlines a single comprehensive model for entities to depict the transfer of goods or services to customers in amounts that reflect the payment to which a company expects to be entitled in exchange for those goods or services. The standard also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract.

The Company has three primary lines of business: (i) brokerage commissions (ii) distribution fees and (iii) other fees earned. Revenue from contracts with customers subject to the guidance in ASC 606 from the Company is included within the securities commissions and fees within the Statement of Operations. Commissions and fees revenue is generally recognized at a point in time upon the delivery of contracted services based on a predefined contractual amount or on the trade date for trade execution services based on prevailing market prices and internal and regulatory guidelines.

Brokerage commissions. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Distribution fees. The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors.

The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly.

Selling Group Concessions. The Company receives fees based upon its participation in the underwriting of fixed income securities, primarily municipal securities. The Company may either sell these securities in an initial or secondary offering, or act as an intermediary in the buying or selling of these securities on behalf of its customers. The Company will receive a fee, frequently in the form of a markup, for providing this service. The performance obligation is satisfied on the date the transaction is settled because there are no remaining tasks which are to be performed related to the service that is delivered.

From time to time the Company performs other functions for the convenience of its customers. In these cases, the Company performs a simple act for which it receives a fee. The performance obligation is satisfied on the date the service is delivered because there are no remaining tasks which are to be performed related to the service that is delivered.

3.   FURNITURE, EQUIPMENT AND DEPRECIATION

Furniture, equipment, and related accumulated depreciation on December 31, 2022 consists of:

Furniture and fixtures	$ 21,407
Computers and office equipment	4,941
Total Fixed Assets	$ 26,348
Accumulated Depreciation	-16,348
Net Furniture and fixtures	$ 10,000

4.   OPERATING LEASE COMMITMENTS

The Company has entered into two leasing arrangements for office space. Both leases expire August 31, 2024, the remaining future minimum lease payments are as follows:

December 31, 2023	$ 60,391
December 31, 2024	$ 40,418

The weighted average remaining lease term is 20 months. The weighted average discount rate is 3.49%. Rent expense incurred for the year ended December 31, 2022 was $28,878.

5.   CONTINGENCIES

In the normal course of business there can be various claims against the Company. In the opinion of the company's management, the amount of such losses that might result from these claims, if any, would not materially affect the company's financial position.

6.   NET CAPITAL REQUIREMENTS

The Company is subject to the net capital requirements of the Financial Industry Regulatory Authority ("FINRA") and the Uniform Net Capital requirements of the Security Exchange Commission (SEC) under Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as described shall not exceed 15 to 1.

Pursuant to "FINRA" Rules, the Company is required to maintain minimum net capital of either $100,000 or 6 2/3% of aggregate indebtedness, whichever is greater.

On December 31, 2022 the Company had a net capital of approximately $280,718 which was $180,718 in excess of the $100,000 required to be maintained at that date. The Company's net capital ratio was 6.73%.

7.   SUBSEQUENT EVENTS

Management has evaluated events subsequent to the balance sheet date for item   requiring recording or disclosure in the financial statements. The evaluation was performed through May 4, 2023, which is the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

8.   CONCENTRATION OF CREDIT RISK

The Company maintains cash accounts, which at times may exceed the federally insured limit of $250,000. The Company has not experienced any losses from maintaining cash accounts in excess of federally insured limits and management believes that it is not exposed to any significant credit risks in its cash accounts.

Notes to Financial Statements
For the year ended December 31, 2022

SUPPLEMENTARY INFORMATION

Schedule l – Computation of Net Capital and Aggregate Indebtedness under Rule 15c3-1 of the Securities and Exchange Commission December 31, 2022:

Total Member Capital from statement of financial condition	$	309,367
Other Allowable Credits		-
Less non-allowable assets:		
Prepaid expenses		(9,149)
Security deposit		(9,700
Fixed Assets	$	(10,000)
*Net Capital	$	280,618
Minimum Required Net Capital		100,000
Excess Net Capital vs. Required		180,618
Net capital in excess of 10% of aggregate indebtedness or 120% of minimum net capital required	$	160,618
Total non-subordinated liabilities from statement of financial condition	$	-
Add market value of items borrowed/unrecorded items	$	-
Total aggregate indebtedness	$	18,883
Percentage of aggregate indebtedness to net capital	%	6.73

*The above computation does not differ materially from the computation of net capital under SEC Rule 15c3-1 as of December 31, 2022, as filed by the Company on FOCUS Form 17A-5.

The accompanying notes are an integral part of these financial statements.

Notes to Financial Statements
For the year ended December 31, 2022

SUPPLEMENTARY INFORMATION (cont'd)

Schedule ll - Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission (Expressed in U.S. dollars) December 31, 2022

Credit balances in customer's securities account

Free credit balances	$	-
Reserve computation	$	-
Amount of cash held on deposit in "special account for the Exclusive benefit of customers"	$	-

 *The above computation does not differ from the computation of reserve requirements under SEC Rule 15c3-3 as of December 31, 2022 and filed by the Company on Form X-17A-5.

The accompanying notes are an integral part of these financial statements.

RW GROUP
HELPING YOU ACHIEVE EXCELLENCE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Quoin Capital, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Quoin Capital, LLC as of December 31, 2022, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Quoin Capital, LLC as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Quoin Capital, LLC's management. Our responsibility is to express an opinion on Quoin Capital, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Quoin Capital, LLC in accordance with the U.S. federal securities law and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

RW Group, LLC

We have served as Quoin Capital, LLC's auditor since 2015.
Kennett Square, Pennsylvania
May 4, 2023

400 Old Forge Lane
Suite 401
Kennett Square, PA 19348-1914

Phone: 610-713-8208
Fax: 610-807-0370
www.rwgroupllc.com